UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Revolving Credit Agreement

On July 11, 2023, Seadrill Finance Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned subsidiary of Seadrill Limited (“Seadrill Finance”) and Seadrill Limited (the “Company” or “Seadrill”), entered into the Senior Secured Revolving Credit Agreement (the “New Credit Agreement”) with certain lenders and issuing banks party thereto, J.P. Morgan SE as the administrative agent for the lenders, and GLAS Trust Company LLC as the common security agent. Subject to the conditions set forth below, the New Credit Agreement will establish a revolving credit facility for Seadrill Finance, as the borrower, with commitments for revolving borrowings of $225.0 million, a letter of credit sublimit of $50.0 million, and an accordion feature of up to $100.0 million (the “Revolving Credit Facility”).

All obligations of Seadrill Finance under the New Credit Agreement, certain cash management obligations, certain letter of credit obligations, and certain swap obligations are unconditionally guaranteed, on a joint and several basis, by Seadrill and certain of its direct and indirect subsidiaries (together with Seadrill Finance and Seadrill, the “Credit Parties”). All such obligations, including the guarantees of the Revolving Credit Facility, are secured by senior priority liens on substantially all assets of, and the equity interests in, each Credit Party (to the extent owned by another Credit Party), including certain rigs owned by the Credit Parties as of the effective date of the New Credit Agreement (the “Effective Date”), along with certain other rigs in the future such that rigs constituting part of the collateral shall generate at least 80% of the revenue of all rigs (other than certain non-core rigs) owned by Seadrill and its restricted subsidiaries and the ratio of the aggregate rig value of the collateral rigs to the commitments under the Revolving Credit Facility is at least 3.50 to 1.00, in each case, subject to certain exceptions and limitations described in the New Credit Agreement.

The loans outstanding under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable margin plus, at Seadrill Finance’s option, either: (i) the Term SOFR (as defined in the New Credit Agreement) plus 0.10%; or (ii) the Daily Simple SOFR (as defined in the New Credit Agreement) plus 0.10%. For both the Term SOFR loans and Daily Simple SOFR loans, the applicable margin is initially 2.75% per annum and may vary based on Seadrill’s Credit Ratings (as defined in the Credit Agreement), from 2.50% to 3.50% per annum.

Seadrill Finance is required to pay a quarterly commitment fee to each lender under the Revolving Credit Facility, which accrues at a rate per annum equal to (i) 0.50% on the average daily unused portion of such lender’s commitments under the Revolving Credit Facility during the period from and including the Effective Date to and including the third anniversary of the Effective Date; (ii) a rate per annum equal to 0.75% during the period from the third anniversary of the Effective Date to and including the fourth anniversary of the Effective Date; and (iii) thereafter, a rate per annum equal to 1.00%. Seadrill Finance is also required to pay customary letter of credit and fronting fees.

Borrowings under the New Credit Agreement may be used for working capital and other general corporate purposes. The Effective Date and availability of borrowings under the Revolving Credit Facility are subject to the satisfaction of certain conditions, including (i) the issuance of the senior secured second lien notes (the “Notes”) that will be offered and sold pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the redemption or discharge of all of the obligations under the existing Super Senior Term and Revolving Facilities Agreement dated February 22, 2022 and the existing Senior Secured Credit Facility Agreement dated February 22, 2022; and (iii) that, after giving effect to any such borrowings and the application of the proceeds thereof, the aggregate amount of Available Cash (as defined in the New Credit Agreement) would not exceed $250 million.

Mandatory prepayments and, under certain circumstances, commitment reductions are required under the Revolving Credit Facility in connection with certain asset sales, asset swaps, and events of loss (subject to reinvestment rights if no event of default exists). Available Cash in excess of $250 million at the end of any month must also be applied to prepay loans (without a commitment reduction). The loans under the Revolving Credit Facility may be voluntarily prepaid, and the commitments thereunder voluntarily terminated or reduced, by Seadrill Finance at any time without premium or penalty, other than customary breakage costs.

The New Credit Agreement obligates Seadrill and its restricted subsidiaries to comply with the following financial covenants:

•	as of the last day of each fiscal quarter, the Interest Coverage Ratio (as defined in the New Credit Agreement) is not permitted to be less than 2.50 to 1.00; and

•	as of the last day of each fiscal quarter, the Consolidated Total Net Leverage Ratio is not permitted to be greater than 3.00 to 1.00.

The New Credit Agreement contains negative covenants that limit, among other things, the Company’s ability and the ability of its restricted subsidiaries to: (i) incur, assume, or guarantee additional indebtedness; (ii) pay dividends or distributions on capital stock or redeem or repurchase capital stock (other than with the proceeds of certain sales of non-core assets); (iii) make investments; (iv) repay, redeem or amend certain indebtedness; (v) sell stock of its subsidiaries; (vi) transfer or sell assets; (vii) create, incur, or assume liens; (viii) enter into transactions with controlling affiliates; (ix) merge or consolidate with or into any other person or undergo certain other fundamental changes; and (x) enter into certain burdensome agreements. These negative covenants are subject to a number of important limitations and exceptions.

Additionally, the New Credit Agreement contains other covenants, representations and warranties, and events of default that Seadrill considers customary for this type of financing. Events of default, include, among other things: nonpayment of principal or interest; breach of covenants; breach of representations and warranties; failure to pay final judgments in excess of a specified threshold; failure of a guarantee to remain in effect; failure of a security document to create an effective security interest in collateral; bankruptcy and insolvency events; cross-default to other material indebtedness; and a change of control. The occurrence of any event of default under the New Credit Agreement would permit all obligations under the Revolving Credit Facility to be declared due and payable immediately and all commitments thereunder to be terminated. The occurrence of a payment default under the New Credit Agreement would, in general, increase the applicable interest rate under the Revolving Credit Facility by 2.0% per annum.

The foregoing description of the New Credit Agreement is qualified in its entirety by the full text of the New Credit Agreement, which is attached as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Certain other information

In connection with the offering of the Notes, the Company is providing the information below and included in Exhibit 99.1 hereto, which is incorporated herein by reference. The information below and included in Exhibit 99.1 is excerpted from information being delivered to potential investors in connection with the offering of Notes.

Approach to capital allocation

Seadrill has developed capital allocation principles and is installing a capital allocation framework based on those principles which will be designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to its shareholders. Within this framework, we intend to maintain a net leverage target of not more than 1.0x under current market conditions, with a maximum through-cycle net leverage target of not more than 2.0x. We also intend to maintain a strong liquidity position in order to provide resilience even in a downturn scenario by establishing a target minimum cash-on-hand of $250 million. Further, we intend to evaluate the potential for accretive additions in our core asset categories. So long as we are able to meet our net leverage and liquidity targets on a forward-looking basis, as well as comply with our credit facility covenant requirements, we would seek to provide a return to our shareholders of at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) in the form of share repurchases and/or dividends. We will consider additional returns to shareholders from the proceeds of any asset sales in the absence of identified, accretive opportunities.    Dividends and share repurchases will be authorized and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including those described above, our future prospects, market trend evaluation and such other factors as our Board of Directors may deem relevant. We can provide no assurance that we will pay dividends or make share repurchases in accordance with our capital allocation framework and our shareholder return goals or at all, nor can we provide assurance regarding our Free Cash Flow measurement periods or potential dividend or repurchase dates.

The information contained in this 6-K, including Exhibit 99.1, attached hereto, is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful absent registration or an applicable exemption from the registration requirements of the securities laws of any such jurisdiction. The securities to be offered have not been registered under the Securities Act, any state securities laws or any foreign jurisdiction. The Company plans to offer and sell the securities only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

This announcement is considered to contain inside information as defined in article 7 of the EU Market Abuse Regulation, is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and was made public by Simon Woods at Hawthorn Advisors on the date hereof.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Investor Relations

T: +44 (0)7867139312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the size of the offering of notes, the use of proceeds therefrom, the closing and availability of borrowings under the New Credit Agreement, our target leverage and liquidity, shareholder returns and our capital allocation framework, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates, are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023, (File No. 001-39327) and subsequent filings.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference.

Exhibit	Description

10.1	New Credit Agreement

99.1	Excerpt from Preliminary Offering Memorandum

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 11, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2023.